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Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	33724-1 / W00010869

October 17, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention: Gary Newberry, Division of Corporate Finance

Dear Sir/Mesdames:

Re:	China Health Care Corporation (the “Company”)
Form 10-K for Fiscal Year Ended May 31, 2008
File No. 333-127016
Filed August 29, 2008

We are the solicitors for the Company. We refer to your letter of September 30, 2008 addressed to the Company with your comments on the Company's Form 10-K, filed August 29, 2008.

In order to provide comprehensive responses to your comments and to revise the Company’s Form 10-K and Form 8-K in accordance with your comments, we kindly request that the Company be granted an extension to respond to your comments by Friday, October 25, 2008.

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.